March 12, 2019

Robert Plaschke
Chief Executive Officer
Sonim Technologies, Inc.
1875 South Grant Street
Suite 750
San Mateo, CA 94402

       Re: Sonim Technologies, Inc.
           Draft Registration Statement on Form S-1
           Submitted February 14, 2019
           CIK No. 0001178697

Dear Mr. Plaschke:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. Balance your disclosure and prominent use of the term "solutions" to clarify your primary business by stating at the outset that you are a provider of ruggedized mobile phones.
2. Revise your prospectus summary to clarify the distinctions and/or crossover between your channel partners, customers, and end customers. For example, clarify whether your channel partners are also considered customers and whether the "end customers" are individuals using the devices or enterprises who enter into agreements with carriers for purchases of your devices and services.
 Robert Plaschke
FirstName LastNameRobert Plaschke
Sonim Technologies, Inc.
Comapany2019
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3. Include a brief overview discussing how your channel partnerships are structured. For example, discuss any incentives you provide to the channel partners in return for them marketing and selling your products.
Risk Factors
Risks Related to Our Business
We rely on our channel partners to generate a substantial majority of our revenues..., page 11

4. Expand your disclosure under this risk factor to address the risks associated with relying on third parties to market and sell your products as opposed to employing a direct sales force of your own. Disclose whether you have any long-term commitments or agreements with your channel partners to sell your products for an extended time frame and explain the components of your channel partners expected performance by you. We are required to undergo a lengthy customization and certification process for each wireless carrier customer..., page 14

5. Expand your discussion to provide more detail regarding the customization and certification process and quantify the impact to your operating expenses.
The loss of, or significant reduction in orders from, any of [our top five] customers could significantly reduce our revenues..., page 15

6. Disclose the percentage of your revenues derived from these significant customers for the two most recent fiscal years. To provide additional context, explain the significance of and reason for the increase in revenues from these customers in 2018. Our future success is dependent on our ability to create independent brand awareness..., page 16

7. Please disclose the costs associated with your efforts to establish stand-alone brand awareness with the end customers of your products and how you manage such costs.
Risks Related to this Offering and Our Common Stock, page 29

8. Provide risk factor disclosure with respect to the provision in your amended and restated
         certificate of incorporation designating the federal district courts as the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the
         Securities Act. Your disclosure should address any question as to whether the provision is enforceable.
Our amended and restated certificate of incorporation will designate the Court of Chancery of the
State of Delaware as the sole..., page 34

9. Clarify whether you intend this provision to apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934.
 Robert Plaschke
FirstName LastNameRobert Plaschke
Sonim Technologies, Inc.
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Management's Discussion and Analysis of Financial Condition and Results of Operations
Company Overview, page 47

10. You disclose that in 2018, several large wireless carriers decided to stock your entire next generation product portfolio for the first time in your operating history, resulting in your revenues increasing by more than 100% from the prior year. Highlight the reasons for the expanded adoption of your products and discuss whether you anticipate any material changes to the nature of your relationship with these wireless carriers.
Key Metrics, page 48

11. Disclose whether management uses any metrics related to your industrial-grade accessories or cloud-based software and application services. Also discuss what factors may influence whether management will implement metrics related to those sources of revenue in the future.
Adjusted EBITDA, page 48

12. We note from your disclosures on page F-25 that you obtained a waiver from one of your lenders due to your failure to comply with an EBITDA covenant as of December 31,
         2017. Please revise to disclose EBITDA as calculated by the debt covenant and reconcile it to the most directly comparable GAAP measure. Please also disclose the actual or reasonably likely effects of compliance or non-compliance with the covenant on your financial condition and liquidity, including the impact of any cross-default provisions within other credit agreements. Refer to Question 102.09 of the C&DI on Non-GAAP
         Financial Measures as well as Items 10(e) and 303(a)(1) of Regulation S-K.
Factors Affecting Our Results of Operations
Research and Development, page 49

13. You discuss the need to undertake a multi-month technical approval process with each carrier before your products can be stocked. Provide additional clarity as to how your customer agreements, which appear to include both products and non-recurring engineering services, are structured. For example, disclose whether you typically receive any purchase commitments from the carriers or channel partners prior to beginning the customization and approval process.
Customer Concentration, page 50

14. On page 1 and elsewhere throughout the filing, you identify several large wireless carriers in the United States and Canada as your customers. Please revise to clarify which carrier customers accounted for at least 10% of your revenues. Please refer to
Item 101(c)(1)(vii)
         of Regulation S-K.
 Robert Plaschke
FirstName LastNameRobert Plaschke
Sonim Technologies, Inc.
Comapany2019
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Critical Accounting Policies and Estimates
Stock -Based Compensation, page 57

15. You disclose on page F-41 that between November 2018 and January 2019, you sold
         1,498,533 shares of common stock to accredited investors for $7.18 per share. We also note your disclosure on page 79 that certain officers were granted stock options in
         September 2018 at an exercise price of $0.90 per share. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying all equity related issuances during the last twelve months and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.
Business
Our Industry
Public Sector Market Opportunity, page 61

16. We note that your revenues to date have primarily derived from the industrial enterprise market. Discuss in greater detail how you plan to expand your offerings to penetrate the public sector markets. Clarify how the establishment of the First Responder Network impacts those plans, and address how you expect your offerings will enable the use of dedicated LTE networks.
Our Strategy, page 63

17. We note that you plan to expand your cloud-based software and application services beginning this year. Explain management's plan for expanding these services, and discuss whether and how you envision developing new software and subscription services such that they will become an increasingly important component of the Company's operations and revenue generation. Discuss in greater detail what subscription-based products or services you plan to offer.
Consolidated Financial Statements
Note 1 - The Company and Its Significant Accounting Policies
Revenue Recognition, page F-9

18. Please expand your revenue recognition, cost of revenues and research and development policy disclosures, as applicable, to address the technical approval process you describe on pages 49 and 50. Further clarify if the customization, certification and testing costs that you incur are in connection with your fulfillment of your sales contract or are deemed pre-contract costs.
 Robert Plaschke
Sonim Technologies, Inc.
March 12, 2019
Page 5
General

19. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Lisa
Etheredge, Staff Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.



FirstName LastNameRobert Plaschke                              Sincerely,
Comapany NameSonim Technologies, Inc.
                                                               Division of
Corporation Finance
March 12, 2019 Page 5                                          Office of
Telecommunications
FirstName LastName